UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                      Wells-Gardner Electronics Corporation
                                 --------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                          ----------------------------
                         (Title of Class of Securities)

                                    949765101
                                  ------------
                                 (CUSIP Number)

                                Austin L. Hirsch
 Sachnoff & Weaver, Ltd., 30 South Wacker Drive, Suite 2900, Chicago, IL 60606
                          Phone Number (312) 207-6467
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page not shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No. 949765101                              Page  2  of  7   Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:                    James J. Roberts, Jr

         I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                                  N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION             USA

-------------------------------------------------------------------------
                        7      SOLE VOTING POWER         0

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER       653,046
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER    651,580
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER  0

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     651,580
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      12.5%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON       IN
-------------------------------------------------------------------------

-------------------------                      --------------------------
CUSIP No. 949765101                              Page  3  of  7   Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:
         James J. Roberts Trust UA Dated 01-23-91, James J. Roberts, Jr
         Trustee
         I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                                  N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION             Illinois

-------------------------------------------------------------------------
                        7      SOLE VOTING POWER         0

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER       553,636
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER    0
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER  553,636

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     553,636
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      10.6%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON       OO
-------------------------------------------------------------------------

-------------------------                      --------------------------
CUSIP No. 949765101                              Page  4  of  7   Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:
         James J. Roberts Trust UA Dated 12-14-94, James J. Roberts, Jr
         Trustee
         I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                                  N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION             Illinois

-------------------------------------------------------------------------
                        7      SOLE VOTING POWER         0

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER       97,944
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER    0
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER  97,944

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     97,944
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.9%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON       OO
-------------------------------------------------------------------------

-------------------------                      --------------------------
CUSIP No. 949765101                              Page  5  of  7   Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:                        John R. Blouin

         I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                                  N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION             USA

-------------------------------------------------------------------------
                        7      SOLE VOTING POWER         0

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER       653,046
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER    1,466
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER  0

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     653,046
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      12.5%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON       IN
-------------------------------------------------------------------------

-------------------------                      --------------------------
CUSIP No. 949765101                              Page  6  of  7   Pages
-------------------------                      --------------------------


The undersigned hereby amend their Schedule 13D initially filed November 18, 1999 and as amended on February 14, 2001 (the "Schedule 13D") relating to the common stock of Wells-Gardner Electronics Corporation (the "Common Stock"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purpose of this Amendment No. 2 is to report a change in the shares of Common Stock beneficially owned by the Reporting Persons since the filing of Amendment No. 1 to Schedule 13D on February 14, 2001.

Item 2.    Identity and Background

Item 2 is supplemented as follows:

The following information is provided about the additional Reporting Person included in this Schedule 13D: James J. Roberts Trust UA dated 12-14-94 whose business address is 1619 Colonial Parkway, Inverness, Illinois 60067. James J. Roberts, Jr. is the trustee of this Trust.


Item 5.    Interest in Securities of the Issuer

Item 5 is supplemented as follows:

     The percentage calculations set forth in this Item 5 are based on 5,208,284 shares of Common Stock outstanding as of October 31, 2001.

     On January 28, 2002, Mr. Roberts completed certain estate planning transfers which resulted in an aggregate of 97,944 shares of Common Stock beneficially owned by Mr. Roberts being transferred to the James J. Roberts Trust UA dated 12-14-94 of which Mr. Roberts is the trustee. As a result of such transfers, Mr. Roberts beneficially owns 651,580 shares of the Common Stock as follows: (i) 553,636 shares of Common Stock held by the James J. Roberts, Jr. Trust UA dated 1-23-91 (the "1991 Roberts Trust"), including 31,027 shares of Common Stock issued as a dividend in April 2001 and (ii) 97,944 shares of Common Stock held by the James J. Roberts, Jr. Trust UA dated 12-14-94 (the "1994 Roberts Trust"). Mr. Roberts is trustee of both the 1991 Roberts Trust and the 1994 Roberts Trust. Including the shares of Common Stock beneficially owned by Mr. Blouin, as to which Mr. Roberts shares voting control on specified matters, Mr. Roberts may be deemed to beneficially own 12.5% of the outstanding Common Stock. Mr. Roberts has the sole power to dispose of or to direct the disposition of 651,580 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement dated August 30, 1999. Mr. Roberts otherwise disclaims beneficial ownership of any shares owned by Mr. Blouin.

     Mr. Blouin beneficially owns directly 1,466 shares of Common Stock, including 836 shares of Common Stock owned by him in joint tenancy with his wife and including 30 shares of Common Stock issued to Mr. Blouin as a dividend in April 2001. The shares of Common Stock beneficially owned by Mr. Blouin represent less than one percent of the outstanding Common Stock as of October

-------------------------                      --------------------------
CUSIP No. 949765101                              Page  7  of  7   Pages
-------------------------                      --------------------------

31, 2002. Including the shares of Common Stock beneficially owned by the other Reporting Persons, as to which Mr. Blouin shares voting control on specified matters, Mr. Blouin may be deemed to beneficially own 12.5% of the outstanding Common Stock. Mr. Blouin has the sole power (or joint power with his wife) to dispose of or to direct the disposition of 1,466 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement dated August 30, 1999. Mr. Blouin otherwise disclaims beneficial ownership of any shares owned by the other Reporting Persons.




Signature

     After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 13, 2002



/s/  John R. Blouin                         JAMES J. ROBERTS, JR.,
-----------------------------               AS TRUSTEE OF THE JAMES J.ROBERTS,
     JOHN R. BLOUIN                         JR. TRUST UA DATED 01-23-91


                                            /s/  James J. Roberts, Jr.
                                            -----------------------------------
                                                 James J. Roberts, Jr.




/s/  James J. Roberts, Jr.
-----------------------------
     JAMES J. ROBERTS, JR.

                                            JAMES J. ROBERTS, JR.,
                                            AS TRUSTEE OF THE JAMES J.
                                            ROBERTS, JR. TRUST UA DATED 12-14-94


                                            /s/  James J. Roberts, Jr.
                                            -----------------------------------
                                                 James J. Roberts, Jr.